UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neogenix Oncology, Inc.

File No. 0-53963 - CF#25111

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Neogenix Oncology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on April 30, 2010, as amended.

Based on representations by Neogenix Oncology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.28	through December 31, 2013
Exhibit 10.29	through December 31, 2013
Exhibit 10.30	through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Suzanne Hayes
Branch Chief